SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month                                                                             May 2004

Commission File Number                                                          0-24096

QUEENSTAKE RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [x]    Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    [   ]                No   [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-14  May 28, 2004

DESCRIPTION:

Queenstake announces Jerritt Canyon Update & Underground Drill Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  May 28, 2004

By                 “Doris Meyer”

                           (Signature)

                                 Doris Meyer, Corporate Secretary

                                      Queenstake Resources Ltd.

News Release 2004-14

May 2 8 , 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE PRESENTS JERRITT CANYON OPERATIONS UPDATE AND ANNOUNCES UNDERGROUND DRILL RESULTS

Denver, Colorado – May 2 8 , 2004 – Queenstake Resources Ltd. (TSX: QRL), (the “Company”) presents an update on operations at the Jerritt Canyon Mine and provides guidance for the balance of 2004 and beyond.  Production rates have increased substantially over first quarter levels.  With substantial quantities of ore prepared for mining during the latter part of this year, these rates are expected to be sustained for the rest of this year.  Long-term underground development for production in subsequent years is advancing on schedule.

Chris Davie, President and CEO of Queenstake said, “The transition from closure mode under the previous owners to long-term development mode at Jerritt Canyon is almost complete.  It has sometimes been difficult during this period to keep developed and defined ore ahead of us ready for extraction, but we are now in a position to establish and maintain an inventory of developed ore.  The availability of good quantities of high-grade ore will occur at the optimal time of the year, when our mill capacity is maximized by dry weather conditions.  We expect a steady stream of moderate to high-grade ore to the mill over the next few months.  This will be enhanced by the definition of what appears to be a new block of unusually high-grade ore at the Murray Mine, which includes a drill intercept of 30 feet of 2.97 ounces of gold per ton (101.8 grams per tonne).”

Production Outlook

Gold production levels are currently at 900 to 1,000 ounces of gold per day and are expected to be maintained at that level for the next several weeks.  Production for the second quarter is currently projected at a little less than 70,000 ounces, a 44 percent improvement over the first quarter. For the remainder of the year, production is expected to average 900 ounces per day or a little over 80,000 ounces per quarter for each of the third and fourth quarters.  This year’s production is therefore estimated at 275,000 to 285,000 ounces.  When long-term development currently in progress at Steer and Mahala (described below) is completed, additional production from these areas is expected to boost production rates to above 300,000 ounces per year from the middle of 2005.

Cash Operating Costs

At Jerritt Canyon, per ounce cash operating costs are largely dependent on the number of ounces of gold produced.  As production rates increase, we expect per ounce cash operating costs to decrease.  With the increased production in the second quarter, the per ounce cash cost is expected to improve by about 25 percent compared to the first quarter to below $300 per ounce.  Successive quarters should continue to show improvement.  We expect third and fourth quarter operating costs to be in the range of $240 to $260 per ounce.  This will give an overall cash operating cost for the year of $270 to $290 per ounce, which is comparable to those of the third and fourth quarters of 2003.

Current Mine Operations

The SSX Mine contains 57 percent of the Company’s currently defined proven and probable reserves and will provide about 50 percent of this year’s underground ore tonnage.  Development activities over the past six months have prepared for mining two substantial ore zones at SSX.  These ore zones, along with a number of smaller zones will be the source of production from SSX through the balance of this year.  Zone 6 is expected to produce 10,000 tons of ore per month at a grade of 0.375 ounces per ton for the next 12 months.  Nearby, in Zone 2, a block of 40,000 tons is ready for mining and expected to produce 4,000 tons per month at a grade of 0.25 ounces per ton for 10 months.  With these and other areas prepared for mining, further medium-term development for mining next year can be undertaken, and an inventory established of developed ore that will give operational flexibility in case of delays or problems in any mining area.

At the Smith Mine, following a period of intense development , mining has begun from one recently prepared area and two more mining areas are prepared in the R4 dike area ; these will provide moderate to high grade production through July.  Meanwhile mining area preparation is in progress in the high grade R11 dike area, which is expected to provide production for the rest of the year.  Smith, which contains about 26 percent of the Company’s current proven and probable reserves, is expected to provide about 25 percent of this year’s underground ore.

The Murray Mine continues to provide steady production and will account for about 25 percent of this year’s underground ore tons.  A dditional mineralization in the north and northwest zones of Murray is being drilled for future inclusion in resource and possibly reserve.  Within the mine area itself, intensive investigation of untested mineralized dikes continues, with high - grade ores being intersected from time to time.  For example, recent underground drilling of the intersection of a structure and a dike in Zone 3 intersected 30 feet of 2.97 ounces of gold per ton (101.8 grams per tonne) outside of but adjacent to the currently defined resource.  This was one of twelve holes drilled in May from one drill station ; a tabulation of results from the twelve holes is appended to this News Release .

Long-Term Development

The long-term future of the existing mines at Jerritt Canyon lies in the development of reserves and associated resources adjacent to existing mines.  Two major areas, Mahala and Steer, are being developed this year and the development of the East Dash reserve is expected to begin next year.  Mahala lies some 1,500 ft. southwest of the existing Smith Mine and access is currently being developed from there .   Development has been advanced 650 ft. to date.  When the heading has reached 1,350 ft. , drilling of the Mahala reserve and resource will commence to define shapes for mining, convert additional resources to reserve and investigate the po t ential for additional resources.  Results of this drilling are expected to be included in the reserve and resource statement at the end of this year.

The Steer reserve and resource is being accessed by a new portal in the Steer open pit, some 3,500 ft. northwest of the SSX Mine.  The portal was cut on April 26th 2004 and development has now advanced about 145 f ee t.  Development will be advanced 800 ft. toward known reserve blocks while resource blocks in the area are drilled for conversion to reserve.  After definition drilling, min ing will start early next year from the reserve blocks and any resources successfully converted to reserve.

Queenstake Resources Ltd. is a gold mining company based in Denver, Colorado ..  Its principal asset is the Jerritt Canyon Mine in Nevada, acquired in June 2003.  Th e Jerritt Canyon Mine consists of four underground mines , a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.  The Mine is expected to continue gold production in the range of 280,000 to 320,000 ounces per year for the next three years and possibly longer ..

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

APPENDIX

At the Murray Mine, during May, high-grade intersections were found in drilling adjacent to existing workings in Zone 3.  A muck sample from Drift Z3-295-8, taken just beyond the currently defined reserve block, had run 0.803 ounces of gold per ton (27.5 grams per tonne).  Twelve underground reverse circulation (RC) holes were drilled in 4 fans from a drill station in this drift.  The objective of the drilling was to determine whether there was additional high-grade mineralization adjacent to the existing reserve block.  The reserve block boundary in this case essentially coincides with the Measured and Indicated Resource envelope as defined in the Company’s 43-101 Technical Report filed on February 26, 2004 .

The following table summarizes drill results above 0.150 ounces of gold per ton (opt):

Hole No.	Az	Dip	Total Depth (ft)	From (ft)	To (ft)	Length (ft)	Grade (ounces per ton)	Grade * (grams per tonne)	In/Out Resource/ Reserve
Fan 1
C30147	169˚	12˚	130	0	30	30	1.590	54.5	Out
C30148	163˚	-1˚	265	0	25	25	1.911	65.5	Out
And	163˚	-1˚	265	25	30	5	0.821	28.1	In
And	163˚	-1˚	265	30	40	10	0.265	9.1	Out
And	163˚	-1˚	265	190	220	30	0.190	6.5	Out
C30153	170˚	-11˚	115	0	50	50	1.040	35.6	In
And	170˚	-11˚	115	105	115	10	0.413	14.2	Out
Fan 2
C30149	151˚	3˚	120	0	30	30	2.970	101.8	Out
C30150	145˚	-6˚	120	0	30	30	2.069	70.9	Out
And	145˚	-6˚	120	30	50	20	0.461	15.8	In
C30151	146˚	-5˚	120	0	30	20	1.813	62.1	Out
And	146˚	-5˚	120	30	50	20	0.767	26.3	In
C30152	150˚	-13˚	120	0	50	50	1.580	54.1	In
Fan 3
C30155	342˚	2.5˚	295	0	45	45	0.423	14.5	Out
C30156	342˚	-3˚	135	0	30	30	0.407	13.9	Out
C30157	350˚	-13˚	175	140	175	35	0.279	9.6	Out
Fan 4
C30158	354˚	2.3˚	145	0	10	10	0.152	5.2	Out
C30159	353˚	-8˚	110	-	-	-	<0.150	-	Out

Az:  Azimuth

* From this News Release onward, the Company will routinely report Jerritt Canyon gold grades in both ounces per ton and grams per tonne.

Notes:

1.

A description of the geology, sampling procedures, and the Company's laboratory Q uality A ssurance /Q uality C ontrol procedures are as described in the Company's National Instrument 43-101 Technical Report filed on February 26, 2004.  This report is available on the company’s website, www.queenstake.com or under the Company’s name at www.sedar.com .

2.

Samples from underground drilling are analyzed at the Jerritt Canyon laboratory.  All samples are analyzed using standard fire assay techniques.

3.

The Qualified Person for the release of this exploration information is Mr. Dorian (Dusty) Nicol, Executive Vice President and Exploration Director.

4.

Intercepts are reported as drilled; true widths have not yet been calculated.

It should be noted that only about 3 feet of hole C30148 is inside the current resource envelope and only 10 feet of holes C30150 and C30151 intersect the envelope on the lower bench.  The high-grade intercepts from these holes are outside the current resource envelope.   T his high-grade zone has not yet been drilled to the northeast at the drift elevation, nor has it been drilled immediately above the high-grade holes.  Additional drilling will be done in the near future to further define the extent of this zone.  The high-grade intersections appear to be associated with the intersection of a structure and an intrusive dike.  The dike is 3 to 4 feet wide where intersected by the drift; it is sheared and fractured and the wall rock is apparently mineralized.

It must be emphasized that these results are from close-spaced fan drilling and the drilling may essentially parallel a mineralized structure.  Nonetheless the drilling indicates the presence of high grade gold mineralization outside a currently defined reserve block immediately adjacent to existing development.  After further exploration drilling to define the limits of the ore shape, followed by definition drilling, production from both the currently defined reserve block and the adjacent high-grade mineralization could be expected to begin during the 4th quarter of this year.

This is an example of high-grade mineralization that can be discovered, blocked out, and mined before an updated reserve is calculated.  Typically, 20% or more of Jerritt production is from ore that occurs in this way and is mined before being brought to the reserve category.  This results in reserves being depleted at a lower rate than production.

In addition to the ongoing near-mine exploration, district exploration continues at Starvation Canyon and other targets including West and East Dash, West and East Murray, Burns Basin, California Mountain, and other targets.  Results will be reported periodically.